Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

Commtouch to Acquire FRISK Software International’s
Antivirus Business

Acquisition accelerates Commtouch’s launch of an expanded range of antivirus solutions for the OEM market

McLean, VA – Aug 1, 2012 – Commtouch® (NASDAQ: CTCH), a leading provider of cloud-based solutions for security companies and service providers, today announced it has signed a definitive agreement to acquire Iceland-based FRISK Software International’s antivirus business.

FRISK is a leading provider of antivirus solutions for the OEM, corporate, and consumer markets. Its well-established brand, F-PROT, has been used by millions of people and organizations for more than 20 years. The acquisition allows Commtouch to utilize FRISK’s staff and IP to dramatically accelerate its launch of white label antivirus solutions for the OEM market. It will also enable Commtouch to provide more services and applications, as well as enhance the company’s SaaS capabilities.

FRISK currently provides important technology used by Commtouch’s antivirus engine, and the two engineering teams have worked together for more than 20 years. In addition to leading-edge technology, FRISK brings with it many highly talented staff. FRISK’s founder, Friðrik Skúlason, will join Commtouch as vice president of antivirus technologies. He was the first to develop heuristic detection technology that is now widely used in antivirus products. As a testament to its capabilities, FRISK has been awarded the Virus Bulletin VB100 numerous times.

“Adding the impressive assets of FRISK with the talent of Commtouch will accelerate the company’s ability to deliver world-class security solutions for the OEM market,” said Shlomi Yanai, CEO at Commtouch. “Because FRISK’s technology is an important part of the Commtouch solution, the integration of FRISK’s team will have a dramatic impact. We plan to release version 7 of F-PROT shortly after the acquisition closes. Providing exciting new functionality for the antivirus market, Version 7 is tailored to meet the white label needs of our OEM partners and service providers, including the ability to be fully rebranded and multilingual.

“Our strategy is to be a leading and innovative OEM solutions provider that is focused on going to market through partners,” Yanai continued. “This acquisition enables us to build and deliver new and differentiated solutions faster.”

“I am excited to combine the antivirus expertise of Commtouch and FRISK,” commented Friðrik Skúlason, Chief Technology Officer and Founder of FRISK . “By fully harnessing the resources of both organizations, our teams will be able to make even more significant headway in antivirus technology, particularly in heuristic detection. I am extremely pleased to become part of a company that is set to take its security offerings to the next level.”

The deal is subject to customary closing conditions and is expected to close by the end of the third quarter of 2012. Commtouch will continue to support the needs of all FRISK customers, channel partners and distributors, while also maintaining FRISK’s F-PROT and Lykla-Pétur brands. The acquisition:

  Underscores Commtouch’s commitment to antivirus technology
  Expands offerings with a white label AV application for vendors and service providers
  Accelerates Commtouch’s SaaS antivirus strategy
  Brings key intellectual property
  Provides operational synergies

 About FRISK Software International

FRISK Software International, established in 1993, is one of the world's leading companies in antivirus research and product development. FRISK Software produces the hugely popular F-Prot Antivirus products that offer unrivalled heuristic detection capabilities. In addition, the F-Prot AVES managed online e-mail security service filters away the nuisance of spam e-mail as well as viruses, worms and other malware that increasingly clog up inboxes and threaten data security. By supporting a wide range of platforms, FRISK Software protects computer networks of all sizes, running on diverse platforms. Visit www.f-prot.com.

About Commtouch

Commtouch® (NASDAQ: CTCH) safeguards the world’s leading security companies and service providers with cloud-based Internet security services. Real-time threat intelligence from Commtouch’s GlobalView™ Cloud powers its Web filtering, email security and antivirus solutions, protecting thousands of organizations and hundreds of millions of users worldwide. Visit www.commtouch.com.

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Recurrent Pattern Detection, RPD, Zero-Hour and GlobalView are trademarks, and Commtouch is a registered trademark of Commtouch. U.S. Patent No. 6,330,590 is owned by Commtouch.  All other trademarks are the property of their respective owners.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release, including those relating to a) the acceleration of Commtouch’s launch of an expanded range of antivirus solutions for the OEM market, and b) the effect the transaction will have on Commtouch’s SaaS capabilities, are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff; and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Company Contact:	Israel Investor Relations Contact:
Ron Ela Commtouch 650-864-2291 +972.9.8636813 (Int’l) ron.ela@commtouch.com	Iris Lubitch EffectiveIR +972.3.5664007 Iris@EffectiveIR.co.il

U.S. Investor Contact:	Commtouch Media Contact:
Christopher Chu Grayling 646.284.9400 commtouch@grayling.com	Matthew Zintel Zintel Public Relations 281.444.1590 matthew.zintel@zintelpr.com